Exhibit 7
Transactions in the Issuer’s Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price
August 22, 2008	(550,000)	$10.94
August 25, 2008	(750,000)	$10.85
August 26, 2008	(750,000)	$10.88
August 27, 2008	(550,000)	$10.92
August 28, 2008	(550,000)	$11.25
September 2, 2008	(800,000)	$11.92